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                             October 4, 2023

       James Kehoe
       Chief Financial Officer
       Fidelity National Information Services, Inc.
       347 Riverside Avenue
       Jacksonville, FL 32202

                                                        Re: Fidelity National
Information Services, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 20, 2023
                                                            File No. 001-16427

       Dear James Kehoe:

              We have reviewed your September 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 6, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       31

   1. We note your response to prior comment 2 that you do not directly emit GHG emissions as a byproduct of your
business. However, your Global Sustainability Report discloses
                                                        Scope 1, 2 and 3
emissions. We further note such report states that your real estate portfolio is critical
to pursuing ESG excellence as it relates to energy efficiency and renewable energy, and
that you may be exposed to new costs from potential government-
                                                        imposed carbon tax or
cap and trade schemes. Please explain in greater detail your analysis of the
following indirect consequences of climate-related regulations or business trends and any
conclusions as to materiality:
 James Kehoe
Fidelity National Information Services, Inc.
October 4, 2023
Page 2
               decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions; and
             increased demand for generation and transmission of energy from alternative energy sources.
         In addition, please discuss potential reputational risks resulting from operations or products that produce material greenhouse gas emissions.
2. We note your response to prior comment 3. Please further address the following:
             We note your risk factor on page 15 discussing that your systems and operations could be exposed to damage or interruption from severe weather events and other natural disasters. Please tell us how you considered disclosing the uncertainties and risks of climate-related physical effects on your business and operations around the world. In that regard, we note your Global Sustainability Report reflects that the
            TCFD assessment found that water stress may pose a risk to you, and you are planning to take measures to mitigate risks associated with water stress.
             Please discuss how your business and operations could be impacted to the extent your customers or suppliers are impacted by severe weather.
             Your response quantifies your increase in insurance premiums. Please also quantify the cost of insurance premiums for each of the periods covered by your Form 10-K.

       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



FirstName LastNameJames Kehoe                           Sincerely,
Comapany NameFidelity National Information Services, Inc.
                                                        Division of Corporation
Finance
October 4, 2023 Page 2                                  Office of Energy &
Transportation
FirstName LastName